Exhibit  11


                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                         COMPUTATION OF EARNINGS PER SHARE
                   Primary and Fully Diluted Earnings Per Share
         For the Three Months and Six Months Ended June 30, 1997 and 1996
                   (Amounts in thousands except per share data)



                                      Three Months Ended       Six Months Ended
                                            June 30                June 30
                                        1997       1996       1997        1996
Shares for computation of primary
  and fully diluted earnings
  per share:

     Weighted average number of
       shares outstanding             161,200    160,500     161,200    160,500

     Common stock equivalents:
       Shares issuable assuming
         conversion of debentures       4,200      4,200       4,200      4,200
       Stock options                    1,580        880       1,580        880

         Total shares for primary
          and fully diluted earnings
          per share computation       166,980    165,580     166,980    165,580

Net income, adjusted to basis of
  earnings per share:

    Net income                        $91,600    $68,000    $175,100   $130,000

    Add back debenture
      interest, net                     1,400      1,400       2,900      2,900

                                      $93,000    $69,400    $178,000   $132,900

Primary and fully diluted
  earnings per share                     $.56       $.42       $1.07       $.80

Earnings per share as reported           $.57       $.42       $1.09       $.81



     This calculation is submitted in accordance with Regulation S-K
Item 601(b)(11), although not required by APB Opinion No. 15, inasmuch as dilution for any period was less than three percent